

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2017

Geert Kersten
Chief Executive Officer
Cel-Sci Corporation
8229 Boone Blvd.
Suite 802
Vienna, Virginia 22182

   Re: Cel-Sci Corporation
     Preliminary Proxy Statement on Schedule 14A
     Filed March 17, 2017
     File No. 001-11889

Dear Mr. Kersten:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

             Division of Corporation Finance
             Office of Healthcare & Insurance